

July 22, 2022

Wah Leung
Chief Executive Officer
Bylog Group Corp.
84/1 Bilang, Hutan #402
Dalian City Lianoning Province, China

> **Re: Bylog Group Corp.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended March 31, 2021**
> **Filed July 12, 2021 and March 4, 2022, respectively**
> **File No. 333-211808**

Dear Mr. Leung:

We issued oral comments on the above captioned filing on May 18, 2022.  On July 1, 2022, we issued a follow-up letter informing you that such comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate.  These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology